

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 28, 2008

U.S. Mail

Scott Masse, Chief Executive Officer
Dynamic Natural Resources, Inc.
78 South Street, Suite 2002
Wrentham, MA 02093

>   **Re: Dynamic Natural Resources, Inc.**
>   **Amendment No. 2 to Schedule 14C**
>   **Filed August 19, 2008**
>   **File No. 333-131224**

Dear Mr. Masse:

We have reviewed your response dated August 18, 2008, and the amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Schedule 14C filed August 19, 2008

General

1. We note your response to comment 1 of our letter dated July 22, 2008. Given your explanation of the events that resulted in the approval of the actions, it appears that you engaged in a solicitation and that you are required to file a proxy

statement on Schedule 14A instead of an information statement on Schedule 14C. In particular, we note that during the special meeting, the approved actions were presented to the attending shareholders for their approval. This appears to involve a solicitation, as defined by Rule 14a-1(l) of the Exchange Act. Please re-file on the correct schedule or tell us why you believe that you are not required to file a Schedule 14A.

2. We note your response to prior comment 2 and reissue with a clarification. The concern underlying prior comment 2 was whether, under the applicable federal or state laws, shareholders are able to seek some sort of relief given the untimely filing of the Schedule 14C. Could shareholders invoke the revocation of the approved and implemented actions? We note your reference to appraisal rights. However, shareholders are entitled to appraisal rights by virtue of the type of action being acted upon and not by the failure to comply with the applicable state or federal law. Please discuss whether the shareholders may invoke any relief that would result in the company revoking the approved actions.

Form 10-Q/A-2 for the quarter ended June 30, 2008

General

3. We note that you amended the Form 10-Q in response to our comments. We note, however, that you did not include an explanatory note discussing the reasons for the amendment. Please revise to include the explanatory note. This comment also applies to the amended Form 10-K for the fiscal year December 31, 2007.

Submission of Matters to a Vote of Securities Holders, page 14

4. Although the Form 10-Q was intended to cover the interim period for the period ended June 30, 2008, you state that "[t]here were no submissions of matters to a vote of shareholders in the three months ended March 31, 2008." Please update your disclosure. It would appear that the matters addressed in Schedule 14C are appropriate matters for discussion in this section.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: A. N. Parker
        C. Moncada-Terry